Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

CONTENT

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2025 and December 31, 2024

In thousands of R$, unless otherwise stated

Assets	Note	September 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	7	2,421	84,532
Marketable securities	8	388,445	111,313
Trade receivables	9	534,996	863,244
Inventories	10	288,044	276,781
Prepayments		81,474	80,993
Taxes recoverable		26,937	20,813
Income tax and social contribution recoverable		9,409	13,631
Other receivables		1,928	1,304
Other receivables - related parties	20	1,975	13,714
Total current assets		1,335,629	1,466,325

Non-current assets
Judicial deposits	21.c	118,302	154,452
Deferred income tax and social contribution	22.b	257,688	208,849
Equity accounted investees	11	43,690	52,184
Other investments		3,608	1,608
Property, plant and equipment	12	142,246	160,952
Intangible assets and goodwill	13	5,048,011	5,160,785
Total non-current assets		5,613,545	5,738,830

Total Assets		6,949,174	7,205,155

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2025 and December 31, 2024

In thousands of R$, unless otherwise stated

Liabilities	Note	September 30, 2025	December 31, 2024
Current liabilities
Bonds	14	30,835	264,484
Suppliers	15	159,861	240,192
Reverse factoring	15	316,465	302,608
Lease liabilities	16	22,606	22,133
Income tax and social contribution payable		5,278	2,146
Taxes payable		9,804	4,583
Salaries and social contributions	19	87,556	101,958
Contractual obligations and deferred income	17	11,276	40,565
Accounts payable for business combination	18	237,582	215,237
Other liabilities		699	19,944
Other liabilities - related parties	20	9,000	30,322
Total current liabilities		890,962	1,244,172

Non-current liabilities
Bonds	14	747,636	497,521
Lease liabilities	16	80,833	89,240
Accounts payable for business combination	18	238,006	221,363
Provision for tax, civil and labor losses	21.a	111,427	157,123
Other liabilities		892	2,425
Total non-current liabilities		1,178,794	967,672

Total current and non-current liabilities		2,069,756	2,211,844

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	91,795	90,909
Treasury shares	23.4	(70,223)	(74,641)
Accumulated profit		35,725	154,928
		4,878,112	4,992,011

Interest of non-controlling shareholders		1,306	1,300

Total Shareholder's Equity		4,879,418	4,993,311

Total Liabilities and Shareholder's Equity		6,949,174	7,205,155

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Profit or Loss for the nine-month period ended September 30, 2025 and 2024

In thousands of R$, except for loss per share

	Note	July to September 30, 2025	July to September 30, 2024	September 30, 2025	September 30, 2024
Net revenue from sales and services	24	249,602	220,193	1,038,494	975,261
Sales		226,672	200,832	964,967	915,810
Services		22,930	19,361	73,527	59,451

Cost of goods sold and services	25	(80,083)	(81,184)	(377,617)	(352,034)

Gross profit		169,519	139,009	660,877	623,227

Operating income (expenses)		(208,420)	(191,923)	(673,888)	(623,425)
General and administrative expenses	25	(124,697)	(120,689)	(386,905)	(383,500)
Commercial expenses	25	(77,390)	(63,652)	(257,472)	(210,490)
Impairment losses on trade receivables	25	(7,646)	(7,845)	(31,229)	(31,199)
Other operating income	25	1,313	379	1,718	2,381
Other operating expenses	25	-	(116)	-	(617)

Share of loss equity-accounted investees	11.b	(1,924)	(2,691)	(8,494)	(9,719)

Loss before finance result and taxes		(40,825)	(55,605)	(21,505)	(9,917)

Finance result
Finance income	26	23,519	16,836	54,602	46,566
Finance costs	26	(69,914)	(71,483)	(196,389)	(205,267)

Loss before income tax and social contribution		(87,220)	(110,252)	(163,292)	(168,618)

Income tax and social contribution
Current	22.a	(92)	415	(4,744)	(1,375)
Deferred	22.a	27,642	32,697	48,839	48,624
		27,550	33,112	44,095	47,249

Loss for the period		(59,670)	(77,140)	(119,197)	(121,369)

Allocated to:
Controlling shareholders		(59.770)	(77,142)	(119,203)	(120,992)
Non-controlling shareholders		100	2	6	(377)

Loss per share
Basic	23.2			(1.49)	(1.45)
Diluted	23.2			(1.49)	(1.45)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine-month period ended September 30, 2025 and 2024

In thousands of R$, unless otherwise stated

	Share Capital		Capital Reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated profit (losses)	Total Shareholders' Equity	Non-controlling shareholders	Total Shareholders' Equity
Balance as of December 31, 2023	4,961,988	(141,173)	55,341	34,286	(59,525)	(331,559)	4,519,358	1,433	4,520,791

Loss for the period	-	-	-	-	-	(120,992)	(120,992)	(377)	(121,369)
Share based compensation granted and issued	-	-	7,051	-	-	-	7,051	-	7,051
Share based compensation vested	-	-	(6,599)	-	6,599	-	-	-	-
Repurchase of treasury shares (note 23.4)	-	-	-	-	(22,531)	-	(22,531)	-	(22,531)
Non-controlling shareholders	-	-	-	-	-	-	-	(129)	(129)
Balance as of September 30, 2024	4,961,988	(141,173)	55,793	34,286	(75,457)	(452,551)	4,382,886	927	4,383,813

Balance as of December 31, 2024	4,961,988	(141,173)	56,623	34,286	(74,641)	154,928	4,992,011	1,300	4,993,311

Loss for the period	-	-	-	-	-	(119,203)	(119,203)	6	(119,197)
Share based compensation granted and issued	-	-	5,304	-	-	-	5,304	-	5,304
Share based compensation vested	-	-	(4,418)	-	4,418	-	-	-	-
Balance as of September 30, 2025	4,961,988	(141,173)	57,509	34,286	(70,223)	35,725	4,878,112	1,306	4,879,418

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Unaudited Condensed Interim Consolidated Statements for the nine-month period ended September 30, 2025 and 2024

In thousands of R$ unless otherwise stated

	Notes	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(163,292)	(168,618)
Adjustments for:
Depreciation and amortization	12 and 13	214,825	217,857
Share of loss profit of equity-accounted investees	11	8,494	9,719
Impairment losses on trade receivables	9	31,229	31,199
(Reversal) provision for tax, civil and labor losses net	21.a	(941)	222
Interest on provision for tax, civil and labor losses	21.a	8,610	34,607
Interest and transaction costs on bonds	14	87,285	72,781
Contractual obligations and right to returned goods		(24,672)	(18,480)
Interest on accounts payable for business combination	18	44,101	46,442
Interest on suppliers	26	36,656	32,331
Share-based payment expense		5,304	7,051
Interest on lease liabilities	16	8,813	8,467
Interest on marketable securities	26	(26,181)	(19,924)
Cancellations of right-of-use contracts		(22)	(1,951)
Residual value of disposals of property and equipment and intangible assets		-	1,256
		230,209	252,959
Changes in
Trade receivables		297,019	189,188
Inventories		(13,746)	(34,306)
Prepayments		(1,829)	(12,931)
Taxes recoverable		(6,646)	1,151
Judicial deposits		(15,745)	(16,938)
Other receivables		(624)	557
Related parties – other receivables		11,739	(3,363)
Suppliers		(103,130)	(101,491)
Salaries and social charges		(14,402)	(11,400)
Tax payable		8,830	(1,039)
Contractual obligations and deferred income		(786)	(4,669)
Other liabilities		(20,777)	(7,739)
Other liabilities - related parties		(21,322)	9,115
Cash generated from operating activities		348,790	259,094
Payment of interest on leases	16	(8,634)	(8,298)
Payment of interest on bonds	14	(69,612)	(95,478)
Payment of interest on business combinations	18	(970)	(3,145)
Income tax and social contribution paid		(477)	-
Payment of provision for tax, civil and labor losses	21.a	(1,471)	(1,265)
Net cash from operating activities		267,626	150,908
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(4,346)	(13,309)
Additions of intangible assets	13	(69,846)	(76,075)
Proceeds from investment in marketable securities		(879,512)	(729,560)
Purchase of investment in marketable securities		628,561	736,481
Acquisition of investment fund units (“FIDC”)		(2,000)	-
Net cash used in investing activities		(327,143)	(82,463)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of treasury shares		-	(22,531)
Payments of loans from related parties	14	(250,000)	-
Lease liabilities paid	16	(17,244)	(14,093)
Payments of bonds	14	-	(500,000)
Issuance of securities with related parties	14	248,793	495,627
Payments of accounts payable for business combination	18	(4,143)	(27,150)
Net cash used in financing activities		(22,594)	(68,147)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(82,111)	298
Cash and cash equivalents at beginning of period	7	84,532	95,864
Cash and cash equivalents at end of period	7	2,421	96,162
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(82,111)	298

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1. The Company and Basis of Presentation

1.1. The Company

Vasta Platform Limited, together with its subsidiaries (the Company or Group) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company is a subsidiary of Cogna Educação S.A. (Cogna Educação S.A. and its subsidiaries defined as “Cogna Group”), and since July 31, 2020, VASTA Platform Limited. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

2. Basis of accounting

These Interim Financial Statements for the nine-month period ended September 30, 2025, have been prepared in accordance with the IAS 34 – Interim Financial reporting – and should be read in conjunction with the Group’s last annual Consolidated Financial Statements as at and for the year ended December 31, 2024 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

The Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousands, except as otherwise indicated.

(a)       Consolidation

	Interest
Company	September 30, 2025	December 31, 2024
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
Colégio Anglo São Paulo Ltda. (“Anglo São Paulo”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”)	100%	100%
Escola Start Ltda. (“Start”)	51%	51%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Executive Board on November 04, 2025.

(b)       Associates

Associates are those entities in which the Group has significant influence, but does not control or jointly control, the financial and operating policies.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

Investments in associates are accounted for using the equity method. Such investments are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

3. Use of estimates and judgements

In preparing the Interim Financial Statements, Management has made judgements and estimates that affect the application of Company´s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Measurement of fair values

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 6.

4. Material accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended December 31, 2024. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable from January 1, 2025, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5. Financial risk management

The Company has a risk management policy for monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process. The Company has no derivative transactions.

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

	September 30, 2025	December 31, 2024	Interest rate
Bonds
Private bonds – 9th issuance – series 2	-	261,634	CDI + 2.40% p.a.
Private bonds – 10th Issuance – series 2	527,521	500,371	CDI + 1.35% p.a. and CDI + 1.60% p.a.
Private bonds – 11th Issuance	250,950	-	CDI + 1.35% p.a.
Lease liabilities	103,439	111,373	IPCA
Accounts payable for business combination	475,588	436,600	100% CDI
	1,357,498	1,309,978

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), financial activities that include reverse factoring deposits with banks and other financial institutions, and other contracted financial instruments.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that expected credit losses have been recorded. See note 9.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

September 30, 2025	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	30,835	276,000	471,636	778,471
Lease liabilities (note 16)	22,606	15,825	65,008	103,439
Accounts payable for business combination (note 18)	237,582	232,360	5,646	475,588
Suppliers (note 15)	159,861	-	-	159,861
Reverse factoring (note 15)	316,465	-	-	316,465
Other liabilities - related parties (note 20)	9,000	-	-	9,000
	776,349	524,185	542,290	1,842,824

The table below reflects the estimated interest rate based on CDI and IPCA for 12 months (13.32% p.a. and 5.17% p.a., respectively), in according to contractual rates on September 30, 2025. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of September 30, 2025:

September 30, 2025	Less than one year	Between one and two years	Over two years	Total
Bonds	34,941	312,749	534,434	882,124
Lease liabilities	23,775	16,644	68,370	108,789
Accounts payable for business combination	269,216	263,299	6,398	538,913
Suppliers	181,146	-	-	181,146
Reverse factoring	358,602	-	-	358,602
Other liabilities - related parties	10,198	-	-	10,198
	877,878	592,692	609,202	2,079,772

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

	September 30, 2025	December 31, 2024
Net debt (i)	1,840,403	1,798,568
Total shareholder’' equity	4,879,418	4,993,311
Total capitalization (ii)	3,039,015	3,194,743
Gearing ratio - % - (iii)	61%	56%

(i)	Net debt comprises financial liabilities (note 6) net of cash and cash equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (base scenario) over a 12-month horizon was used, with a projected rate of 13.32% p.a. as per DI Interest Deposit rate (“CDI”), and 5.17% p.a. as per IPCA reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, respectively, a 20% interest rate growth in scenario I and 40% interest rate growth in scenario II, of the projected rates.

	Index - % per year	Balance as of September 30,2025	Base scenario	Scenario I	Scenario II
Financial investments	99% of CDI	1,505	200	240	281
Marketable securities	102% of CDI	388,445	51,721	62,066	72,410
		389,950	51,921	62,306	72,691

Bonds	100% of CDI + 2.40%p.a. 1.35% p.a. and 1.60% p.a.	(778,471)	(103,653)	(124,384)	(145,115)
Lease liabilities	100% of IPCA	(103,439)	(5,350)	(6,420)	(7,490)
Accounts payable for business combination	100% of CDI	(475,588)	(63,325)	(75,989)	(88,654)
		(1,357,498)	(172,328)	(206,793)	(241,259)
Net exposure		(967,548)	(120,407)	(144,487)	(168,568)
Interest rate -% p.a. (CDI)	-		13.32%	15.98%	18.64%
Interest rate -% p.a. (IPCA)	-		5.17%	6.21%	7.24%
Stressing scenarios	-		-	20%	40%

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

6. Financial instruments by category

The Company holds the following financial instruments. The Company has not disclosed the fair values of the financial instruments, because their carrying amounts approximates fair value.

	Level	September 30, 2025	December 31, 2024
Assets - Amortized cost
Cash and cash equivalents		2,421	84,532
Trade receivables		534,996	863,244
Other receivables		1,928	1,304
Other receivables - related parties		1,975	13,714
		541,320	962,794

Assets - Fair value through profit or loss
Marketable securities	1	388,445	111,313
Other investments	3	3,608	1,608
		392,053	112,921

Liabilities - Amortized cost
Bonds		778,471	762,005
Lease liabilities		103,439	111,373
Reverse factoring		316,465	302,608
Suppliers		159,861	240,192
Accounts payable for business combination		469,942	429,546
Other liabilities - related parties		9,000	30,322
		1,837,178	1,876,046
Liabilities - Fair value through profit or loss Accounts payable for business combination (i)	3	5,646	7,054
		5,646	7,054

(i)	Refers to earnout measured on acquisition of Phidelis, based on the economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to measurement are described below.

Fair Value Measurements – Level 3

a.	Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring level 3 fair values, as well as the significant unobservable inputs used:

Entities	Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement

Phidelis	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).	1. The achievement of financial targets are linked to net revenue until 2027.
		2.Revenue: we consider for the revenue projection the continuity of old contracts and new contracts with average annual revenue growth of 21.1%.	The estimated fair value would increase (decrease) if: - Any product is no longer monetized (lower) - The risk-adjusted discount rates were lower (higher)

7. Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	September 30, 2025	December 31, 2024
Cash	2	2
Bank account	914	2,113
Financial investments (i)	1,505	82,417
	2,421	84,532

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 99% of the annual CDI rate on September 30, 2025 (104% on December 31, 2024). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8. Marketable securities

a.	Composition

	Credit Risk	September 30, 2025	December 31, 2024
Private investment fund	AAA	388,445	111,313
		388,445	111,313

The average gross yield of securities is based on 102% CDI on September 30, 2025 (103% CDI on December 31, 2024).

9. Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2025	December 31, 2024
Trade receivables	610,938	915,216
Related parties (note 20)	7,904	37,779
(-) Impairment losses on trade receivables	(83,846)	(89,751)
	534,996	863,244

b.	Maturities of trade receivables

	September 30, 2025	December 31, 2024
Not yet due	396,712	731,360
Past due
Up to 30 days	50,939	35,611
From 31 to 60 days	34,829	24,857
From 61 to 90 days	15,122	30,672
From 91 to 180 days	44,768	47,927
From 181 to 360 days	36,920	44,149
Over 360 days	39,552	38,419
Total past due	222,130	221,635
Impairment losses on trade receivables	(83,846)	(89,751)
	534,996	863,244

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and recoverable amounts are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

c.	Changes on provision

	September 30, 2025	September 30, 2024
Opening balance	89,751	92,017
Additions	43,475	38,796
Reversals	(12,246)	(7,597)
Write offs (i)	(37,134)	(33,002)
Closing balance	83,846	90,214

(i)	The Company assessed its customers’ credit lines on a regular basis. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 37,134 as write-off as of September 30, 2025 (R$ 33,002 as of September 30, 2024).

10. Inventories

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2025	December 31, 2024
Finished products	196,999	186,683
Work in process	60,354	58,355
Raw materials	25,099	23,668
Right to returned goods (i)	5,592	8,075
	288,044	276,781

(i)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

11. Equity accounted investees

a.	Composition of investments

	Investment type	Interest %	Equity	Fair value	Goodwill	September 30, 2025
Educbank	Associate	43.1%	5,323	4,581	33,786	43,690
			5,323	4,581	33,786	43,690
	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2024
Educbank	Associate	43.1%	12,921	5,477	33,786	52,184
			12,921	5,477	33,786	52,184

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

b.	Investments in associates

Educbank
December 31, 2023	64,484
Share of loss equity-accounted investees	(9,719)
September 30, 2024	54,765

December 31, 2024	52,184
Share of loss equity-accounted investees	(8,494)
September 30, 2025	43,690

12. Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		September 30, 2025			December 31, 2024
	Weighted average depreciation rate	Cost	Accumulated depreciation	Residual	Cost	Accumulated depreciation	Residual

IT equipment	10%-33%	90,370	(88,840)	1,530	89,944	(84,293)	5,651
Furniture, equipment and fittings	10%-33%	71,068	(45,615)	25,453	70,157	(40,651)	29,506
Property, buildings and improvements	5%-20%	74,106	(45,041)	29,065	70,204	(40,460)	29,744
In progress	-	-	-	-	837	-	837
Right of use assets	7%-20%	248,014	(161,859)	86,155	239,408	(144,237)	95,171
Land	-	43	-	43	43	-	43
Total		483,601	(341,355)	142,246	470,593	(309,641)	160,952

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2023	21,612	22,247	10,817	16,765	80,008	43	151,492
Additions	7,095	1,604	2,707	1,903	42,195	-	55,504
Disposals	(840)	(321)	(84)	(2)	(11,023)	-	(12,270)
Depreciation	(16,649)	(5,534)	(2,317)	-	(14,820)	-	(39,320)
Transfers	68	(6)	(62)	-	-	-	-
As of September 30, 2024	11,286	17,990	11,061	18,666	96,360	43	155,406

As of December 31, 2024	5,651	29,506	29,744	837	95,171	43	160,952
Additions	424	915	2,268	739	9,470	-	13,816
Disposals	-	-	-	-	(317)	-	(317)
Depreciation	(4,545)	(4,968)	(4,523)	-	(18,169)	-	(32,205)
Transfers	-	-	1,576	(1,576)	-	-	-
As of September 30, 2025	1,530	25,453	29,065	-	86,155	43	142,246

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

13. Intangible assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		September 30, 2025			December 31, 2024
	Weighted average depreciation rate	Cost	Accumulated amortization	Residual	Cost	Accumulated amortization	Residual
Software	20%	412,506	(292,400)	120,106	380,073	(253,683)	126,390
Customer portfolio	8%	1,208,293	(667,290)	541,003	1,199,563	(581,074)	618,489
Trademarks	5%	633,154	(187,816)	445,338	633,154	(167,334)	465,820
Trade agreement	8%	243,113	(92,382)	150,731	243,114	(73,811)	169,303
Platform content production	33%	243,091	(195,321)	47,770	217,331	(168,015)	49,316
Other intangible assets	33%	11,148	(4,950)	6,198	11,148	(4,950)	6,198
In progress	0%	23,002	-	23,002	11,406	-	11,406
Goodwill	0%	3,713,863	-	3,713,863	3,713,863	-	3,713,863
		6,488,170	(1,440,159)	5,048,011	6,409,652	(1,248,867)	5,160,785

Changes in intangible assets and goodwill were as follows:

	Software	Customer portfolio	Trademarks	Trade agreement	Platform content production	Other intangible assets	In progress	Goodwill	Total
As of December 31, 2023	114,701	722,652	493,129	194,065	56,101	6,207	6,845	3,713,863	5,307,563
Additions	16,151	-	-	-	31,990	167	27,767	-	76,075
Disposals	-	-	-	-	-	(9)	-	-	(9)
Amortization	(28,608)	(76,817)	(20,533)	(18,572)	(33,917)	(90)	-	-	(178,537)
Transfers	5,188	-	-	-	-	-	(5,188)	-	-
As of September 30, 2024	107,432	645,835	472,596	175,493	54,174	6,275	29,424	3,713,863	5,205,092

As of December 31, 2024	126,390	618,489	465,820	169,303	49,316	6,198	11,406	3,713,863	5,160,785
Additions	17,400	-	-	-	25,818	-	26,628	-	69,846
Amortization	(38,716)	(77,486)	(20,482)	(18,572)	(27,364)	-	-	-	(182,620)
Transfers	15,032	-	-	-	-	-	(15,032)	-	-
As of September 30, 2025	120,106	541,003	445,338	150,731	47,770	6,198	23,002	3,713,863	5,048,011

Goodwill impairment test

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2024.

There were no indications of impairment for nine-month periods ended September 30, 2025 and 2024.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

14. Bonds

The balance of bonds comprises the following amounts:

	December 31, 2024	Additions (i)	Payment of interest (ii)	Payment	Interest accrued	Transaction cost of bonds	Transfers	September 30, 2025
Bonds with related parties	264,484	-	(69,612)	(250,000)	86,355	930	(1,322)	30,835
Current liabilities	264,484	-	(69,612)	(250,000)	86,355	930	(1,322)	30,835

Bonds with related parties	497,521	248,793	-	-	-	-	1,322	747,636
Non-current liabilities	497,521	248,793	-	-	-	-	1,322	747,636

Total	762,005	248,793	(69,612)	(250,000)	86,355	930	-	778,471

(i) On September 10, 2025, the Company issued a simple debenture not convertible into shares, comprised of one series, subject to remunerative interest of 100% of the CDI, plus a spread of 1.35% per year, in the total amount of R$248,793 (net from transaction costs related to the issuance)  The debenture aims to strengthen the Company's capital structure and lengthen the maturity profile of the debt, with the final payment term now set at 36 months.

(ii) We present below the composition of interest and principal payments considering the issues made:

Issuance	Payments	Interest	Principal
Private bonds – 9th issuance	02/14/2025	(16,531)	-
Private bonds – 10th Issuance – series 2	05/15/2025	(30,151)	-
Private bonds – 9th issuance	08/15/2025	(20,010)	-
Private bonds – 9th issuance	09/10/2025	(2,920)	(250,000)
	Total	(69,612)	(250,000)

	December 31, 2023	Additions	Payment of interest	Payment	Interest accrued	Transaction cost of bonds	Transfers	September 30, 2024
Bonds with related parties (note 20)	13,904	-	(34,770)	-	39,715	398	248,224	267,471
Bonds	527,859	-	(60,708)	(500,000)	32,018	650	181	-
Current liabilities	541,763	-	(95,478)	(500,000)	71,733	1,048	248,405	267,471
Bonds with related parties (note 20)	250,000	495,726	-	-	-	-	(248,405)	497,222
Non-current liabilities	250,000	495,726	-	-	-	-	(248,405)	497,222
Total	791,763	495,726	(95,478)	(500,000)	71,733	1,048	-	764,693
a.	Bonds’ description

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

See below the bonds outstanding on September 30, 2025:

Subscriber	Related parties	Related parties
Issuance	10th	11th
Series	2nd Series	Single
Date of issuance	06/26/2024	09/10/2025
Maturity date	05/15/2029	09/10/2028
First payment after	59 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.35% p.a. and CDI + 1.60% p.a.	CDI + 1.35% p.a.
Principal amount (in millions of R$)	500	250

b.	Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	September 30, 2025%		December 31, 2024%
One year or less	30,835	4.0%	264,484	34.7

One to two years	276,000	35.5	-	-
Two to three years	247,636	31.8	274,076	36.0
Three years on	224,000	28.7	223,445	29.3
Total non-current liabilities	747,636	96.0	497,521	65.3

	778,471	100.0	762,005	100.0

c.	Debit commitments

The bond issued by Somos Sistemas requires the maintenance of certain financial indicators “covenants” which are quarterly calculated based on Somos Sistemas Consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year being the first quarterly analysis after the bonds were issued and based on ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be less or equal to 3.50. This ratio cannot be breached for two consecutive periods or three alternate periods.

Consolidated net debt: Company’s total debt (short- and long-term loans and financing, including capital markets operations, less cash equivalents cash which could be withdrawn until five business days added by accounts payable for business combinations)

Adjusted consolidated EBITDA: Earnings before income taxes, depreciation and amortization, financial results (excluding financial expenses), and non-recurring expenses.

On September 30, 2025, the financial ratio net debt by adjusted EBITDA reached the result of 1.85, within the conditions established in the financial contractual clauses.

15. Suppliers

The balance of this account comprises the following amounts:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

a.	Composition

	September 30, 2025	December 31, 2024
Local suppliers	130,521	207,702
Related parties (note 20)	8,275	7,868
Copyright	21,065	24,622
Suppliers	159,861	240,192

Reverse factoring (i)	316,465	302,608

(i)	As of September 30, 2025, the balance of reverse factoring was R$316,465 (R$ 302,608 as of December 31, 2024), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.18% per month (as of December 31, 2024, the weighted average was 1.15% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

The Company uses the reverse factoring with the main suppliers (paper and printing) to extend the payment terms in order to cover possible mismatches with the receipts from sales.

Additional information about the Company suppliers subject to finance arrangement is provided in the table below:

	September 30, 2025	December 31, 2024
Carrying amount of financial liabilities
Presented within suppliers	316,465	302,608
- of which suppliers have received payment from the bank	293,003	284,494

Average range of payments due dates
Suppliers subject to finance arrangement (days after invoice date)	355	355
Comparable suppliers (days after invoice)	45-90	45-90

Non-cash changes
There were no significant non-cash changes in the carrying amount of financial liabilities subject to supplier finance arrangements

The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Company and their principal nature remains operating – i.e. payments for the purchase of goods and services. The payments to a supplier by the bank of R$ 293,003 on September 30, 2025 (R$ 284,494 on December 31, 2024) are considered non-cash transactions.

16. Lease liabilities

The lease agreements have an average term of 12 years and weighted average rate of 20% p.a.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	September 30, 2025	September 30, 2024
Opening balance	111,373	96,657
Additions for new lease agreements	4,848	34,762
Renegotiation	4,622	7,433
Cancelled contracts (i)	(339)	(12,974)
Interest (note 26)	8,813	8,467
Payment of interest	(8,634)	(8,298)
Payment of principal	(17,244)	(14,093)
	103,439	111,954
Current liabilities	22,606	19,145
Non-current liabilities	80,833	92,809
	103,439	111,954

(i)	In 2024, refers to cancellated contract of the previous property used to offer Anglo course.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the period ended September 30, 2025 and 2024:

	September 30, 2025	September 30, 2024
Fixed payments	25,902	22,391
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	4,234	14,915
	30,136	37,306

17. Contractual obligations and deferred income

	September 30, 2025	December 31, 2024
Refund liability (i)	11,259	40,556
Contract of exclusivity for processing payroll	-	9
Other contractual obligations	17	-
Current liabilities	11,276	40,565

(i)	Refers to the customer’s right to return products. The Company business cycle is from October to September for each year, being the provision reduced in the end of business cycle.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

18. Accounts payable for business combination

	September 30, 2025	December 31, 2024
Meritt	300	300
Redação Nota 1000	2,441	2,718
EMME	3,081	5,943
Editora De Gouges	464,120	420,585
Phidelis	5,646	7,054
	475,588	436,600
Current	237,582	215,237
Non-current	238,006	221,363
	475,588	436,600

The changes in the balance are as follows:

	September 30, 2025	September 30, 2024
Opening balance	436,600	614,120
Payments in installments	(4,143)	(27,150)
Interest payment	(970)	(3,145)
Interest adjustment	44,101	46,442
Closing balance	475,588	630,267

The maturity years of such balances as of September 30, 2025 are shown in the table below:

		September 30, 2025		December 31, 2024
Maturity of installments	Total	%	Total	%
In up to one year	237,582	50.0	215,237	49.3

One to two years	232,360	48.8	219,493	50.3
Two to three years	5,646	1.2	1,870	0.4
	238,006	50.0	221,363	50.7
	475,588	100.0	436,600	100.0

19. Salaries and social contributions

	September 30, 2025	December 31, 2024
Salaries payable	16,695	28,292
Social contribution payable (i)	18,792	21,542
Provision for vacation pay	41,597	22,763
Provision for profit sharing (ii)	10,472	29,361
	87,556	101,958

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by the Board of Directors.

20. Related parties

As presented in note 1, the Company is a subsidiary of Cogna Educação S.A.  and some of the Company’s transactions and arrangements involve entities that are subsidiaries of Cogna Group. The effect of these transactions is reflected in these Interim Statements, with these related parties segregated by nature of transaction determined by intercompany agreements and approved by the Company’s Management. The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	September 30, 2025
	Other receivables (i)	Trade receivables (note 9)	Indemni-fication asset (note 21c)	Other liabilities (ii)	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	113,959	-	-	778,471
Editora Ática S.A.	1,010	1,889	-	6,682	4,119	-
Editora E Distribuidora Educacional S.A.	118	-	-	2,199	-	-
Editora Scipione S.A.	-	60	-	1	131	-
Maxiprint Editora Ltda.	-	1,146	-	-	-	-
Saber Serviços Educacionais S.A.	-	175	-	-	-	-
Saraiva Educação S.A.	14	2,110	-	113	3,360	-
SGE Comercio De Material Didático Ltda.	-	-	-	-	658	-
Somos Idiomas S.A.	-	2,078	-	-	7	-
Anhanguera Educacional Participações S.A.	833	446	-	5	-	-
	1,975	7,904	113,959	9,000	8,275	778,471

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group

	December 31, 2024
	Other receivables	Trade receivables (note 9)	Indemnification asset (note 21c)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	150,326	420	-	762,005
Editora Ática S.A.	12,378	11,441	-	25,488	5,609	-
Editora E Distribuidora Educacional S.A.	29	455	-	1,337	-	-
Editora Scipione S.A.	13	1,650	-	-	165	-
Maxiprint Editora Ltda.	-	15,756	-	-	-	-
Saber Serviços Educacionais S.A.	-	175	-	-	-	-
Saraiva Educação S.A.	1,030	5,944	-	440	432	-
SGE Material Didático Ltda.	-	-	-	-	658	-
Somos Idiomas S.A.	79	1,917	-	2	1,004	-
Anhanguera Educacional Participações S.A.	17	441	-	2,633	-	-
Others	168	-	-	2	-	-
	13,714	37,779	150,326	30,322	7,868	762,005

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	September 30, 2025				September 30, 2024
Transactions held:	Revenues	Finance costs (note 14)	Cost sharing	Sublease	Revenues	Finance costs (note 14)	Cost sharing	Sublease

Cogna Educação S.A.	-	(86,355)	-	-	-	39,715	-	-
Editora Ática S.A.	1,972	-	(43,336)	5,875	12,674	-	42,161	6,287
Editora E Distribuidora Educacional S.A.	268	-	-	-	496	-	-	-
Editora Scipione S.A.	2,043	-	-	-	2,273	-	-	-
Maxiprint Editora Ltda.	10,916	-	-	-	14,927	-	-	-
Saraiva Educação S.A.	1,203	-	-	-	5,452	-	-	1,605
SSE Serviços Educacionais Ltda.	-	-	-	-	-	-	-	-
Others	-	-	-	-	84	-	-	-
	16,402	(86,355)	(43,336)	5,875	35,906	39,715	42,161	7,892

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the three-months period from July 01 to September 30, 2025, key management compensation, including charges and variable compensation amounted to R$ 5,582 (R$ 3,218 on September 30, 2024).  The Audit Committee and Board of Directors were established in July 2020.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, besides discounts over the Company’ own products.

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO.

b)	Long-term benefits - The Company also offered certain key management personnel payment based on its restricted shares units and performance shares units – ILP.

The Key management personnel compensation expenses comprised the following:

	July 01, to September 30, 2025	July 01, to September 30, 2024
Short-term employee benefits	1,779	1,686
Share-based compensation plan	3,803	1,532
	5,582	3,218

21. Provision for tax, civil and labor losses and Judicial deposits

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingencies resulting from business combinations.

The contingent liabilities are composed as follows:

a.	Composition

The changes in provision for the years ended September 30, 2025 and September 30, 2024 were as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	December 31, 2024	Additions	Reversals (iii)	Interest	Payments	September 30, 2025

Tax proceedings (i)	110,849	-	(27,376)	(19,462)	135	64,146
Labor proceedings (ii)	22,298	923	(1,576)	641	(1,504)	20,782
Civil proceedings	23,976	346	(215)	2,494	(102)	26,499
Total	157,123	1,269	(29,167)	(16,327)	(1,471)	111,427

Finance costs (note 26)		-	-	(8,610)
General and administrative expenses (note 25)		(1,249)	2,190	-
Total		(1,249)	2,190	(8,610)

Guarantee - Equity effect		(20)	26,977	24,937

Total		(1,269)	29,167	16,327

(i)	Primarily refers to tax assessment notices issued by the tax authority to the "Predecessor," derived from disallowances of operational and financial expenses, as well as isolated fines related to the acquisition of the Anglo Group in 2010 and subsequent restructuring.

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

(iii)	On September 30,2025, the tax liabilities related to the disallowance of financial expenses were revised, and the estimated loss assessment was substantially changed due to: (i) the admissibility decision of the Special Appeal filed by the Tax Authority, which definitively confirmed the exclusion of the qualified fine from the tax assessment; and (ii) the consolidation of the tax liabilities by the Federal Revenue Service, which resulted in a reversal of R$ 52,017 (R$ 26,977 in principal and R$ 25,040 in interest).

	December 31, 2023	Additions	Reversals	Interest	Payments	September 30, 2024

Tax proceedings	676,255	-	(918)	33,726	-	709,063
Labor proceedings	21,615	1,766	(775)	953	(1,156)	22,403
Civil proceedings	120	367	(218)	11	(109)	171
Total	697,990	2,133	(1,911)	34,690	(1,265)	731,637

Finance costs (note 26)		-	-	(34,607)
General and administrative expenses (note 25)		(2,130)	1,908	-
Total		(2,130)	1,908	(34,607)

Indemnification asset - Former owner		(3)	3	(83)

Total		(2,133)	1,911	(34,690)

b.	Contingencies with possible losses

As of September 30, 2025, the Company was party to lawsuits classified as possible losses totaling R$ 47,868 (R$52,117 as of December 31, 2024), as shown below:

	September 30,2025	December 31, 2024
Taxes (i)	7,773	7,043
Labor (ii)	27,951	31,498
Civil (iii)	12,144	13,576
Total	47,868	52,117

The Company and its subsidiaries had 70 legal and administrative lawsuits as of September 30, 2025 (68 on December 31, 2024), according to the Management, with a possible risk of loss based on the opinion of the Company and of its legal assessors. The main ones are highlighted below:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

(i)	Taxes: Notice of Violation issued by the Municipal Finance Department of São Paulo, with the purpose of collecting municipal taxes (“ISSQN” or “Imposto Sobre Serviços de Qualquer Natureza”) for the period from 2018 to 2021, in the amount of R$5,020. The Company is also party to 9 lower monetary value tax lawsuits, involving taxes of various natures, totaling R$2,753.

(ii)	Labor: The most significant lawsuit involves a labor claim related to the payment of termination benefits and other labor charges amounting to R$21,972. The Company is a party to 24 lawsuits totaling R$5,979, the claims mainly involve severance pay, overtime and salary differences, among other labor-related payments.

(iii)	Civil: Lawsuit filed against the Cogna Group, in which the plaintiff alleges fundamental changes in its pedagogical and methodological approach due to contract termination, in the amount of R$3,819. The Company is a party to 34 lawsuits totaling R$8,325. The claims are related to contract terminations.

c.	Judicial deposits

Judicial deposits recorded as non-current assets are as follows:

	September 30, 2025	December 31, 2024
Tax proceedings	2,764	2,670
Indemnification asset - Former owner	1,579	1,456
Indemnification asset - Related parties – note 20 (i)	113,959	150,326
	118,302	154,452

(i)	Refers to an indemnification asset of the seller (Cogna) and recognized at the date of the business combination, of the acquisition of Somos, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations in the amount of R$113,959 (R$150,326 on December 31, 2024). This asset is indexed to CDI (Certificates of Interbank Deposits).

22. Current and deferred income tax and social contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	July to September, 2025	July to September, 2024	September 30, 2025	September 30, 2024
Loss before income tax and social contribution for the period	(87,220)	(110,252)	(163,292)	(168,618)
Nominal statutory rate of income tax and social contribution	34%	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	29,655	37,486	55,519	57,330
Share of loss equity-accounted investees	(656)	993	(2,888)	(1,396)
Permanent additions	(2,230)	(2,257)	(4,882)	(1,270)
Net (exclusions) additions without contribution of deferred assets	54	-	54	-
Difference in presumed results rate of subsidiary	609	(257)	709	(1,241)
Tax Contingencies IRPJ and CSLL	-	-	-	-
Impairment write-off on tax loss carryforward	118	(2,853)	(4,417)	(6,174)
Total IRPJ and CSLL	27,550	33,112	44,095	47,249
Current IRPJ and CSLL in the result	(92)	415	(4,744)	(1,375)
Deferred IRPJ and CSLL in the result	27,642	32,697	48,839	48,624
	27,550	33,112	44,095	47,249
Effective tax rate	(32%)	(30%)	(27%)	(28%)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

b.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

i.	September 30, 2025

	As of December 31, 2024	Effect on profit and loss	As of September 30, 2025
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	668,475	160,741	829,216
Temporary differences:
Impairment losses on trade receivables	27,495	(2,014)	25,481
Provision for obsolete inventories	19,526	(8,812)	10,714
Imputed interest on suppliers	837	933	1,770
Provision for risks of tax, civil and labor losses	1,815	(3,846)	(2,031)
Refund liabilities and right to returned goods	10,654	(8,388)	2,266
Right of use assets	35,900	312	36,212
Lease liabilities	(30,504)	-	(30,504)
Fair value adjustments on business combination and goodwill amortization (i)	(586,978)	(84,815)	(671,793)
Other temporary difference	61,629	(5,272)	56,357
Deferred assets, net	208,849	48,839	257,688

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.

(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

ii.	September 30, 2024

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2023	Effect on shareholder’s equity	Effect on profit and loss	As of September 30, 2024
Income tax/social contribution:
Income tax and social contribution losses carryforwards	594,361	(243)	151,488	745,606
Temporary differences:
Impairment losses on trade receivables	28,012	-	(259)	27,753
Provision for obsolete inventories	3,099	-	(2,778)	321
Imputed interest on suppliers	(1,206)	-	-	(1,206)
Provision for risks of tax, civil and labor losses	(10,937)	-	12,541	1,604
Refund liabilities and right to returned goods	8,421	-	(6,283)	2,138
Right of use assets	31,301	-	4,760	36,061
Lease liabilities	(25,684)	-	(5,167)	(30,851)
Fair value adjustments on business combination and goodwill amortization (i)	(470,342)	-	(99,666)	(570,008)
Other temporary difference	48,428	-	(6,012)	42,416
Deferred Assets, net	205,453	(243)	48,624	253,834

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

23. Shareholder’s equity

23.1. Share capital

The Company holds Class A shares in addition to Class B shares (owned by Cogna).

On September 14, 2023, the Company announced a share repurchase program, approved by our board of directors considering that it was in the commercial interests of the Company to enter the Repurchase Plan. Under the repurchase program, we were entitled to repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program was concluded with the repurchase of all shares.

As a result, the Company's share capital outstanding on September 30, 2025, which excludes a total of 3,243,802 treasury shares, totals 80,406,085 shares, in amount of R$ 4,820,815, of which 64,436,093 Class B shares are owned by the Cogna Group and 15,969,992 are owned by third parties.

The Company’s Shareholders Agreement authorizes the board of directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on September 30, 2025 the Company has the following position in Class A and B shares:

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (note 23.4)
December 31,2024	15,765,930	3,447,864	64,436,093	83,649,887
ILP exercised	204,062	-	-	204,062
Treasury shares	-	(204,062)	-	(204,062)
September 30,2025	15,969,992	3,243,802	64,436,093	83,649,887

The Company’s shareholders on September 30, 2025 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	15,969,992	-	15,969,992
Treasury shares (Note 23.4)	3,243,802	-	3,243,802
Total (%)	23%	77%	83,649,887

23.2. Loss per share

The basic loss per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted earnings per share the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

	September 30, 2025	September 30, 2024
Loss attributable to shareholder´s	(119,197)	(121,369)
Weighted average number of ordinary shares outstanding (thousands)	80,230	83,649
Performance Shares Units (PSU)	-	-
Long Term Investment – (“ILP”)	-	-
Total dilution effect	-	-

Basic loss per share - R$	(1,49)	(1.45)
Diluted loss per share - R$	(1,49)	(1.45)

23.3. Capital reserve - Share-based compensation (granted)

The Company as of September 30, 2025 had two share-based compensation plans:

a)	Long Term Investment – (“ILP”) – Refers to several tranches granted, being the first issued on July 23, 2020 and the last on October, 2th, 2023. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended September 30, 2025 was R$ 7,815, being R$ 5,142 in Shareholder’s the Equity and R$2,673 as labor charges in liabilities, due to share price fluctuation (R$ 6,107 being R$ 6,196 in Shareholder’s the Equity and a debit of R$ 89 as labor charges in liabilities for the period ended September 30, 2024).

b)	Long Term Investment – (“ILP”) – Performance Shares Units (PSU) – On August, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and 2025, and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended September 30, 2025 was R$ 5,553, being R$ 2,446 in Shareholder’s the Equity and R$3,107 as labor charges in liabilities, due to share price fluctuation (R$ 3,336 being R$ 2,681 in Shareholder’s Equity and R$ 655 as labor charges in liabilities, for the period ended September 30, 2024).

Considering the shared based compensation vested and granted throughout 2024, the amount of capital reserve on September 30, 2025 total R$91,795 (R$90,909 on December 31, 2024).

23.4. Treasury shares

In 2023 the Board of Directors had approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta could repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period starting on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program concluded with the repurchase of 1,077,415 shares, corresponding to R$22,531. Considering the above information, the amount of treasury shares on September 30, 2025 total R$70,223 (R$74,641 on December 31, 2024), corresponding to 3,243,802 treasury shares (3,447,864 on December 31,2024).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

24. Net revenue from sales and services

The breakdown of net sales of the Company is shown below:

	July to September, 2025	July to September, 2024	September 30,2025	September 30,2024

Net revenue
Learning Systems	187,738	196,092	817,349	720,222
Textbooks	13,292	3,170	52,668	63,148
Complementary Education Services	10,803	6,612	62,659	59,650
Other products and services (i)	37,769	14,319	105,818	132,241
Total	249,602	220,193	1,038,494	975,261

Sales	226,672	200,832	964,967	915,810
Services	22,930	19,361	73,527	59,451
	249,602	220,193	1,038,494	975,261

(i)	Includes sales to public government customers, amounting to R$30,997 on September 30, 2025 (R$ 69,031 on September 30,2024).

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

25. Costs and Expenses by nature

	July 01, to September 30,2025	July 01, to September 30,2024	September 30, 2025	September 30, 2024
Raw materials and productions costs	(38,669)	(21,795)	(208,418)	(189,287)
Salaries and payroll charges	(69,209)	(68,373)	(236,181)	(229,369)
Depreciation and amortization	(69,561)	(76,605)	(214,825)	(217,857)
Advertising and publicity	(41,785)	(22,128)	(127,791)	(72,913)
Copyright	(15,005)	(11,538)	(61,816)	(53,508)
General and administrative expenses - others	(17,196)	(8,997)	(45,630)	(38,004)
Impairment losses on trade receivables	(7,646)	(7,845)	(31,229)	(31,199)
Editorial costs	(7,693)	(7,745)	(31,371)	(26,471)
Rent and condominium fees	(1,320)	611	(4,234)	(14,915)
Travel	(6,519)	(11,203)	(27,637)	(26,302)
Consulting and advisory services	(6,361)	(6,308)	(19,296)	(21,254)
Third-party services	(9,981)	(11,063)	(32,230)	(25,806)
Utilities, cleaning and security	(2,653)	(3,027)	(9,659)	(9,732)
Reversal (provision) for obsolete inventories	2,972	(18,044)	(4,934)	(22,624)
Taxes and contributions	(459)	(832)	(1,908)	(2,962)
Material	(1,048)	(898)	(2,880)	(2,690)
Other operating expenses	-	(116)	-	(617)
Other operating income	1,313	379	1,718	2,381
Income from lease and sublease agreements with related parties	2,091	2,184	5,875	7,892
(Reversal) provision for tax, civil and labor losses	226	236	941	(222)
	(288,503)	(273,107)	(1,051,505)	(975,459)

Cost of goods sold and services	(80,083)	(81,184)	(377,617)	(352,034)
Commercial expenses	(77,390)	(63,652)	(257,472)	(210,490)
General and administrative expenses	(124,697)	(120,689)	(386,905)	(383,500)
Impairment losses on trade receivable	(7,646)	(7,845)	(31,229)	(31,199)
Other operating income	1,313	379	1,718	2,381
Other operating expenses	-	(116)	-	(617)
	(288,503)	(273,107)	(1,051,505)	(975,459)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Nine-month period ended September 30, 2025

26. Finance result

	July 01, to September 30,2025	July 01, to September 30,2024	September 30, 2025	September 30, 2024
Finance income
Income from financial investments and marketable securities	12,270	7,780	26,181	19,924
Finance income from indemnification assets and contingencies	5,973	5,742	15,816	17,258
Other finance income	5,276	3,314	12,605	9,384
	23,519	16,836	54,602	46,566
Finance costs
Interest on bonds	(32,119)	(24,372)	(87,285)	(72,781)
Interest on accounts payables for business combinations (note 18)	(16,630)	(15,970)	(44,101)	(46,442)
Interest on suppliers	(12,391)	(9,647)	(36,656)	(32,331)
Bank and collection fees	37	(304)	(956)	(1,462)
Interest on provision for tax, civil and labor losses (note 21)	(3,332)	(11,904)	(8,610)	(34,607)
Interest on lease liabilities (note 16)	(2,870)	(3,765)	(8,813)	(8,467)
Other finance costs	(2,609)	(5,521)	(9,968)	(9,177)
	(69,914)	(71,483)	(196,389)	(205,267)
Finance result (net)	(46,395)	(54,647)	(141,787)	(158,701)

27. Non-cash transactions

Non-cash transactions for the periods ended September 30, 2025 and September 30, 2024 are respectively:

(i)	Additions and renegotiations of right of use assets and lease liabilities in the amount of R$9,470 and R$ 42,195 (note 12).

(ii)	Disposals of contracts of right of use assets and lease liabilities in the amount of R$339 and R$12,974 (note 16).

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Diogo Lisboa De Melo

Accountant - CRC: SP – 357338/O-6